RECEIVED

2007 SEP 18 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-03138

BAE Systems plc

SUPPL

DIRECTOR DECLARATION (Re current director)

Chris Geoghegan, a director of BAE Systems plc, has been appointed as a non-executive director of Hampson Industries PLC with effect from 4 September 2007. This announcement is made pursuant to paragraph 9.6.14 of the Listing Rules.

5 September 2007

07026715

PROCESSED

SEP 24 2007

THOMSON FINANCIAL

dlw 9/19

END